June 10, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Scot Foley

	Re:	American Bio Medica Corporation Form S-3 Registration Statement
Filed April 15, 2009, amended May 5, 2009
File No. 333-158582

Dear Mr. Foley:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), American Bio Medica Corporation (the “Company”) hereby requests that the effective date of the above-mentioned registration statement be accelerated to 5:00 p.m. (ET) on June 10, 2009, or as soon as practicable thereafter.

The Company acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN BIO MEDICA CORPORATION

By:	/s/ Melissa A. Waterhouse
Melissa A. Waterhouse
Vice President & Chief Compliance Officer
Corporate Secretary

Cc: R Burstein, Nolan & Heller